UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021466

Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-18433

RECEIVED MAR 1 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QuestRion Research Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Nissim Aboodi (212) 558-1055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Mauss, Stanley
(Name — *if individual, state last, first, middle name*)

22 Crane Road Mountain Lakes NJ 07046
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nissim Aboodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QuestRion Research Corporation, as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSEMARY RUGGIERO
Notary Public, State of New York
No. 01RU5067226
Qualified in Queens County
Commission Expires Oct. 15, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit A

QUESTRION RESEARCH CORPORATION
BALANCE SHEET
December 31, 2001

ASSETS

Current Assets:		
Cash in banks and on hand	$ 4,973	
Liquid Assets Fund	19,709	
Total Current Assets		$24,682
Nasdaq Stock Shares/Warrants		$46,100
Total Assets		$70,782

Liabilities and Stockholders' Equity

Liabilities

Current Liabilities:		
Accrued Expenses		$3,225
Total Liabilities		$3,225

Stockholders' Equity

Common Stock	$ 2	
Additional Paid-In Capital	61,098	
Total Paid-in Capital	$ 61,100	
Retained Earnings	6,457	
Total Stockholders' Equity		$67,557
Total Liabilities and Stockholders' Equity		$70,782

The accompanying notes form an integral part of this financial statement.

QUESTRION RESEARCH CORPORATION
Notes to December 31, 2001 Financial Statements

1. The financial statements are presented on the accrual basis of accounting.

2. Common stock consists of 200 shares of 1 cent par value stock.

3. The corporation has elected to be treated as an S corporation under section 1362 of the Internal Revenue Code. Therefore, no provision for Federal Income Tax is required.

4. The corporation is not subject to any lease commitments.

QuestRion
RESEARCH CORPORATION
32 OLD SLIP, NEW YORK, NY 10005 (212) 558-1055

Feb. 25, 2002

Securities and Exchange Commission
450 5th Street, N. W. - Mail Stop 5-1
Washington, DC. 20549

Dear Sir,

Enclosed are the 2001 audited annual reports of QuestRion Research Corporation. Per instructions of your office, the reports are stapled separately in order to insure confidential treatment of the eligible portions of this filing.

Very truly yours,

Nissim Aboodi
President

NA/sg

Encls.
cc: Securities & Exchange Comm.
New York Regional Office

National Association of Securities Dealers, Inc.
Regulatory Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence